Exhibit 99.2

CHINA SXT PHARMACEUTICALS, INC.

178 Taidong Road North, Taizhou, Jiangsu, People’s Republic of China

NOTICE OF ANNUAL MEETING OF STOCKHOLDERS

To Be Held at 9:30 A.M. EST on March 31, 2021

(Record Date – February 22, 2021)

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned hereby appoints Feng Zhou, as proxy of the undersigned, with full power to appoint his substitute, and hereby authorizes him to represent and to vote all the shares of stock of China SXT Pharmaceuticals, Inc. which the undersigned is entitled to vote, as specified below on this card, at the Annual Meeting of Shareholders of China SXT Pharmaceuticals, Inc. on March 31, 2021, at 9:30 a.m., EST, at 178 Taidong Road North Taizhou, Jiangsu, People’s Republic of China and at any adjournment or postponement thereof.

THIS PROXY, WHEN PROPERLY EXECUTED, WILL BE VOTED IN THE MANNER DIRECTED HEREIN BY THE UNDERSIGNED SHAREHOLDER. IF NO DIRECTION IS MADE, THIS PROXY WILL BE VOTED IN ACCORDANCE WITH THE RECOMMENDATION OF THE BOARD OF DIRECTORS FOR EACH OF THE PROPOSALS. This proxy authorizes the above designated proxy to vote in his discretion on such other business as may properly come before the meeting or any adjournments or postponements thereof to the extent authorized by Rule 14a-4(c) promulgated under the Securities Exchange Act of 1934, as amended.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS THAT YOU VOTE “FOR ALL”

OF PROPOSAL 1 AND “FOR” OF PROPOSALS 2, AND 3 SET FORTH BELOW.

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE.

PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK

PROPOSAL 1: To elect the nominees listed in the Proxy Statement to the Company’s Board of Directors.

 NOMINEES:

01 Feng Zhou	02 Jun Zheng	03 Junsong Li	04 Xioadong Ji	05 Weiwei Fan

For All	Withhold All	For All Except
☐	☐	☐

INSTRUCTION:	To withhold authority to vote for any individual nominee(s), mark “FOR ALL EXCEPT” and fill in the box next to each nominee you wish to withhold, as shown here:

PROPOSAL 2: To ratify the selection of ZH CPA, LLC as the Company’s independent registered public accounting firm for year ending March 31, 2021.

For	Against	Abstain
☐	☐	☐

PROPOSAL 3: To approve and adopt the Company’s 2021 Equity Incentive Plan.

For	Against	Abstain
☐	☐	☐

Please indicate if you intend to attend this meeting       ☐ YES                   ☐ NO

Signature of Shareholder:
Date:
Name shares held in (Please print):	Account Number (if any):
No. of Shares Entitled to Vote:	Stock Certificate Number(s):

Note:	Please sign exactly as your name or names appear in the Company’s stock transfer books. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such.

If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such.

If the signer is a partnership, please sign in partnership name by authorized person.

Please provide any change of address information in the spaces below in order that we may update our records:

Address: